UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2006

James H. Ball, Jr., Esq.
Milbank Tweed Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, NY 10005

Re: Scottish Power plc – Return of Cash
Division of Market Regulation File No. TP 06-49
Division of Corporation Finance File No. 005-78838

Dear Mr. Ball:

This is in response to your letter dated March 31, 2006. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 14e-5 under the Exchange Act to permit the Company, UBS, Morgan Stanley and the other Prospective Purchasers to purchase B Shares outside of the Initial Repurchase Offer and to permit UBS and Morgan Stanley to conduct market making activities in the B Shares during the Initial Repurchase Offer. In granting this exemption, the Division of Market Regulation considered the following facts, among others:

- The Company, a public limited company incorporated under the laws of Scotland, is a "foreign private issuer," as defined in Rule 3b-4 under the Exchange Act;
- Any purchases outside the Initial Repurchase Offer by any party to the transaction, including the Prospective Purchasers, will be subject to the Listing Rules;
- UBS and Morgan Stanley maintain and enforce written policies and procedures that are reasonably designed to prevent the flow of information to or from their respective advisory arms and affiliates that might result in a violation of the federal securities laws through the establishment of information barriers;
- The respective trading arms of UBS and Morgan Stanley have no officers (or persons performing similar functions) or employees (other than clerical, ministerial, or support personnel) in common with their advisory arms that direct, effect, or recommend transactions in the B Shares; and

- The existence of the Memorandum of Understanding on Exchange of Information between the Commission and the United Kingdom Department of Trade and Industry in Matters Relating to Securities and the United States Commodity Futures Trading Commission and the United Kingdom Department of Trade and Industry in Matters Relating to Futures, dated September 25, 1991.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit (i) the Prospective Purchasers to purchase or arrange to purchase B Shares otherwise than pursuant to the Initial Repurchase Offer subject to conditions (a) through (i) below; and (ii) UBS and Morgan Stanley to engage in market-making activities in the B Shares on the LSE during the Initial Repurchase Offer, subject to conditions (a) through (l) below:

(a) No purchases or arrangements to purchase B Shares, otherwise than pursuant to the Initial Repurchase Offer, will be made in the United States;

(b) Each of the Shareholder Circular, the Prospectus and the U.S. Supplemental Memorandum will disclose the possibility that the Prospective Purchasers may make purchases outside of the Initial Repurchase Offer and that UBS and Morgan Stanley will be market makers for the B Shares during the Initial Repurchase Offer;

(c) The Prospective Purchasers, UBS, and Morgan Stanley shall disclose in the United States information regarding purchases of B Shares otherwise than pursuant to the Initial Repurchase Offer, to the extent such information is made public in the United Kingdom pursuant to applicable law and regulations;

(d) The Prospective Purchasers, UBS, and Morgan Stanley shall comply with any applicable rules in the United Kingdom, including the rules and regulations of the FSA (including the Listing Rules), the LSE and the City Code;

(e) Upon request of the Division of Market Regulation, the Prospective Purchasers, UBS, and Morgan Stanley shall provide to it a daily time-sequenced schedule of all purchases of B Shares made during the Initial Repurchase Offer, on a transaction-by-transaction basis, including: (i) a description of the size, broker (if any), time of execution and purchase price; and (ii) if not executed on the LSE, the exchange, quotation system or other facility through which the purchase occurred;

(f) Upon the request of the Division, the Prospective Purchasers, UBS and Morgan Stanley shall transmit the information specified in paragraphs (e)(i) and (e)(ii) above to the Division at its offices in Washington, D.C. within 30 days of its request;

(g) The Prospective Purchasers, UBS and Morgan Stanley shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Initial Repurchase Offer;

(h) Representatives of the Prospective Purchasers, UBS and Morgan Stanley shall be made available (in person at the offices of the Division of Market Regulation in Washington, D.C. or by telephone) to respond to inquiries of the Division of Market Regulation relating to their records;

(i) Except as otherwise exempted herein, the Prospective Purchasers, UBS and Morgan Stanley shall comply with Rule 14e-5;

(j) in connection with all purchases of B Shares by UBS and Morgan Stanley outside the Initial Repurchase Offer, UBS and Morgan Stanley will comply with the "Chinese/Ethical Wall" requirements of the City Code and the FSA rules that would be applicable to a connected exempt principal trader in connection with an offer for the shares of a company incorporated in Scotland that would result in a change of control;

(k) All purchases of B Shares by UBS and Morgan Stanley outside the Initial Repurchase Offer will be effected in the ordinary course of business and in compliance with any U.K. laws and rules applicable to such purchases, and will not be undertaken for the purposes of promoting or otherwise facilitating the Initial Repurchase Offer or for the purpose of creating actual or apparent active trading in, maintaining, raising or affecting the price of the B Shares; and

(l) Each of the Shareholder Circular, the Prospectus, and the U.S. Supplemental Memorandum shall disclose prominently that during the Initial Repurchase Offer, all market-making transactions effected by UBS and Morgan Stanley will be made pursuant to an exemption from Rule 14e-5.

In addition, based on the representations in your letter dated March 31, 2006, the staff of the Division of Corporation Finance will not recommend that the Commission take enforcement action under Rule 13e-4(f)(1)(i) or Rule 14e-1(a) under the Exchange Act if the Company conducts the Initial Repurchase Offer in the manner described in your letter. In issuing this no-action position, the Division of Corporation Finance considered the following facts, among others:

- The Initial Repurchase Offer will be open for at least 20 U.S. business days after Commencement;

- The assertions in your letter that the market has become familiar with repurchase and redemption schemes similar to the Initial Repurchase Offer and that the Company has requested that new holders of Securities have the Shareholder Circular, the U.S. Supplemental Memorandum, the Election Forms and any other relevant accompanying materials distributed to them promptly to the extent that they have purchased Securities after the Commencement of the Initial Repurchase Offer; and

- That relief is being sought in order to ensure that all holders of Securities are treated equally.

The foregoing exemption and no-action position under the Exchange Act are based solely on your representations and the facts presented, and are strictly limited to the application of the rules listed above to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the proposed transactions must comply with these and any other applicable provisions of the federal securities laws. The Divisions of Market Regulation and Corporation Finance express no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Division of Corporation Finance,

Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

For the Commission,
by the Division of Market Regulation
pursuant to delegated authority,

James A. Brigagliano
Acting Associate Director
Division of Market Regulation

Attachment

MILBANK, TWEED, HADLEY & McCLOY LLP

1 CHASE MANHATTAN PLAZA
NEW YORK, N.Y. 10005-1413

212-530-5000
FAX: 212-530-5219

LOS ANGELES
213-892-4000
FAX: 213-629-5063

PALO ALTO
650-739-7000
FAX: 650-739-7100

WASHINGTON, D.C.
202-835-7500
FAX: 202-835-7586

LONDON
44-207-448-3000
FAX: 44-207-448-3029

FRANKFURT
49-69-7593-7170
FAX: 49-69-7593-8303

TOKYO
813-3504-1050
FAX: 813-3595-2790

HONG KONG
852-2971-4888
FAX: 852-2840-0792

SINGAPORE
65-6428-2400
FAX: 65-6428-2500

JAMES H. BALL, JR.
PARTNER
DIRECT DIAL NUMBER
212-530-5515
FAX: 212-822-5515
E-MAIL: jball@milbank.com

Rule 13e-4(f)(1)(i); Rule 14e-1(a); and Rule 14e-5 of the Securities Exchange Act of 1934

March 31, 2006

Mr. Brian V. Breheny, Chief, Office of Mergers and Acquisitions
Ms. Mara Ransom, Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mr. James A. Brigagliano
Acting Associate Director
Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ScottishPower – Return of Cash

Ladies and Gentlemen:

We are writing on behalf of our client, Scottish Power plc, a public limited company registered under the laws of Scotland ("**ScottishPower**" or the "**Company**") and its financial advisers and corporate brokers, UBS Limited ("**UBS**") and Morgan Stanley & Co. Limited ("**Morgan Stanley**"), in connection with the Company's proposal to return GBP 2.25 billon (approximately $4 billion) of the net proceeds from the sale on March 21, 2006 of its U.S. regulated business, PacifiCorp, to the holders of its existing ordinary shares, par value 50 pence each (the "**Existing Ordinary Shares**"), and the holders of its existing American Depositary Receipts, each evidencing four Existing Ordinary Shares (the "**Existing ADRs**" and, together with the Existing Ordinary Shares, the "**Securities**"). For the purposes of this letter, all references to UBS and to Morgan Stanley shall include references to their affiliates, including without limitation, their respective U.S. registered broker-dealer affiliates and their respective market-making entities, UBS AG, London Branch and Morgan Stanley Securities Limited. The timetable of events outlined herein depends on a number of factors, including among other things, the timing of shareholder approval. Although the specific dates may change, the intervals between each of the events should remain substantially the same.

The Company proposes to return the cash following a reclassification of one in every three Existing Ordinary Shares into one non-cumulative preference B share (the "**B Shares**"). Security holders will be able to choose between three alternatives to receive their cash: (i) an initial dividend of approximately GBP 3.60 per B Share, following which such B Shares would convert by their terms into "deferred shares" (the "**Deferred Shares**"), which would be of negligible value and have extremely limited rights, including no voting rights (the "**Single B Share Dividend**"); (ii) an initial repurchase offer (the "**Initial Repurchase Offer**") whereby UBS or Morgan Stanley, acting as agents of the Company, would make an offer to purchase the B Shares on behalf of the Company and would pay approximately GBP 3.60 per B Share tendered; and (iii) retention of the B Shares, with the possibility of future purchases of the B Shares at a later date (the "**Future Repurchase Offers**") (collectively with the Single B Share Dividend and the Initial Repurchase Offer, the "**B Share Alternatives**").[1] Security holders will be able to elect one, or a combination of any two or all of the B Share Alternatives in respect of their holding of B Shares. The Company would have the right, but not the obligation, to repurchase any outstanding B Shares for the same consideration at any time after a date to be determined that will be after the Initial Repurchase Offer. The actual consideration per B Share will be calculated on the basis of the Company's register of members on the latest practicable date prior to publication of the Shareholder Circular (as defined below).

In conjunction with the creation of the B Shares and the presentation of the B Share Alternatives, the Company proposes to engage in a subdivision and consolidation of its share capital (i.e., a reverse stock split) (the "**Share Capital Consolidation**"). The creation of the B Shares and the Share Capital Consolidation are collectively referred to as the "**Capital Reorganization**" and, together, the Capital Reorganization and the B Share Alternatives are referred to as the "**Return of Cash**." The Share Capital Consolidation is designed to reduce the number of ordinary shares in issue in line with the cash to be returned to security holders by way of the B Share Alternatives so as to make the market price of Existing Ordinary Shares and New

1 The Company is relying on Section 3(a)(9) regarding exemption from the registration requirements of Section 5 of the Securities Act with respect to the creation of the B Shares. We are not requesting confirmation from the Staff (as defined below) regarding the availability of the Section 3(a)(9) exemption.

Ordinary Shares (as defined below), as well as other Company data, such as earnings and dividends per share, comparable before and after the B Share Alternatives.[2]

No fractional B Shares or New Ordinary Shares will be created pursuant to the Capital Reorganization. Each registered Shareholder will be entitled to receive only a whole number of B Shares. Any fractional entitlements to New Ordinary Shares resulting from the Share Capital Consolidation will be aggregated and sold outside the United States by UBS and Morgan Stanley on behalf of the shareholders who would otherwise have been entitled to receive fractional entitlements to New Ordinary Shares, and such shareholders will receive their pro rata share of the sale proceeds.

Since we believe that the Initial Repurchase Offer will constitute a tender offer, within the meaning of the Securities Exchange Act of 1934 (the "**Exchange Act**"), for a class of equity securities (i.e., the B Shares) by or on behalf of an issuer with a class of equity securities registered under Section 12 of the Exchange Act (i.e., ScottishPower's Existing Ordinary Shares and Existing ADRs in respect thereof), and an analysis of the U.S. beneficial ownership of the Company's Securities suggests that less than 40 percent (assuming all unidentified security holders are in the United States) of the Company's issued and outstanding Existing Ordinary Shares is beneficially owned in the United States, subject to the request herein, the Company proposes to conduct the Initial Repurchase Offer in accordance with Rule 13e-4(i) under the Exchange Act ("**Tier II**"). As of March 22, 2006, approximately 19% of the Company's issued and outstanding shares was beneficially owned in the United States. The total shares outstanding of the Company on March 22, 2006 was 1,871,088,308 shares and the total share capital on that date was approximately GBP 11.0 billion.

Notwithstanding the foregoing, on behalf of the Company, UBS and Morgan Stanley, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") confirm that, for the purposes of Rule 13e-4(f)(1)(i) and Rule 14e-1(a) under the Exchange Act, the Initial Repurchase Offer will be deemed to be open for not less than 20 U.S. business days between the date that the Shareholder Circular, the U.S. Supplemental Memorandum, the Election Forms and the Schedule TO (each as defined below) are mailed to security holders and the end of the Election Period (as defined below) or, in the alternative, that the Staff will not recommend any enforcement action to the Commission under Rule 13e-4(f)(1)(i) or Rule 14e-1(a) if the Initial Repurchase Offer is implemented in the manner described herein.

Further, on behalf of the Company, UBS and Morgan Stanley, we hereby respectfully request that the Staff of the Division of Market Regulation of the Commission grant exemptive relief from the provisions of Rule 14e-5 under the Exchange Act to permit (a) the Company, UBS, Morgan Stanley and any adviser, broker or financial institution acting on behalf of them

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2 The Staff (as defined below) has confirmed on numerous previous occasions that there is no "sale" (as defined in Section 2(a)(3) of the Securities Act) when a company declares and pays a share dividend or engages in a share split similar to the one contemplated herein. *See, e.g.*, Letter of General Counsel Discussing Question of Whether a Sale of a Security is Involved in the Payment of a Dividend, Securities Act Release No. 33-929 [11 F.R. 10957], Fed. Sec. L. Rep. (CCH) ¶1121 (July 29, 1936) and JDN Realty Corporation (October 26, 1999), including the Staff no-action letters cited therein.

(collectively, the "**Prospective Purchasers**") to make purchases of B Shares and engage in other transactions that may otherwise be prohibited by Rule 14e-5 outside the Initial Repurchase Offer, and (b) UBS and Morgan Stanley to conduct market making activities during the Initial Repurchase Offer, in each case, in the manner described herein and subject to the conditions described below.[3]

1 ScottishPower

ScottishPower is an international energy company, which provides electricity generation, transmission, distribution and supply services in the United Kingdom and the United States. In the United Kingdom, the Company's activities extend to the supply of electricity and gas to customers, and in the United States, following the sale of PacifiCorp, to gas storage/hub services.

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. The principal trading market for the Existing Ordinary Shares is the London Stock Exchange ("**LSE**"). The Company's Existing ADRs evidencing American Depositary Shares ("**ADSs**"), issued by JPMorgan Chase Bank, N.A., as depositary (the "**Depositary**"), trade on the New York Stock Exchange ("**NYSE**") (symbol: "SPI"). The ADRs have been issued by the Depositary pursuant to the terms of a deposit agreement (the "**Deposit Agreement**"), dated as of May 1, 2001, among ScottishPower, the Depositary and owners and beneficial owners of ADRs issued thereunder. The only classes of the Company's securities registered pursuant to Section 12(b) of the Exchange Act are the ordinary shares and the ADSs. The Company is subject to the reporting requirements of Sections 13 and 15 of the Exchange Act and files annual reports on Form 20-F and furnishes interim reports on Form 6-K.

2 The Return of Cash

2.1 Overview

On March 21, 2006, ScottishPower announced that it had completed the sale of its U.S. regulated business, PacifiCorp, to MidAmerican Energy Holdings Company for a total cash consideration of $5.1 billion and its intention to return GBP 2.25 billion of the net proceeds from the sale of PacifiCorp to shareholders. The Return of Cash by way of the B Share Alternatives and Capital Reorganization is a well understood mechanism in the United Kingdom designed to permit the holders of the ordinary shares of a U.K. company to have cash returned to them, while at the same time allowing them to make an election as to how they receive their cash (i.e., as income or a capital receipt) and to control the timing of such receipt for U.K. tax purposes.[4] In order to effect the Return of Cash, the Company is required under Scottish law to have its shareholders approve the B Share Alternatives and the Capital Reorganization, since the Company must amend its Articles of Association in order to create the B Shares as part of the

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3 In connection with the Capital Reorganization, in February 2006, the Company repurchased GBP 12 million of Existing Ordinary Shares outside the United States for technical reasons associated with the Initial Repurchase Offer.

4 *See, e.g.*, National Grid Transco plc (June 6, 2005); Elementis plc (October 5, 2000); Elementis plc (March 20, 2000); Anglian Water Plc (August 21, 1998); Bass plc (January 8, 1998); Diageo plc (December 19, 1997); and Thorn PLC (June 18, 1997).

Capital Reorganization and for the new ordinary shares (the "**New Ordinary Shares**") to be created upon consolidation and subdivision of the Existing Ordinary Shares. The Company will seek shareholder approval (by at least 75 percent of the votes cast by holders of the Existing Ordinary Shares voting in person or by proxy) for the B Share Alternatives and the Capital Reorganization at an Extraordinary General Meeting (the "**EGM**") to be held on May 4, 2006. Under Scottish law and the Company's Articles of Association, a notice convening the EGM and materials relating thereto must be given to shareholders at least 21 full calendar days in advance of the EGM (but excluding the mailing date, the date after the mailing and the date of the EGM); in fact, it is currently expected that such notice and materials will be sent to security holders on April 4, 2006 which is 28 calendar days and 19 U.S. business days prior to the EGM. The only conditions to the Return of Cash will be the approval of the B Share Alternatives and the Capital Reorganization by security holders and the admission of the New Ordinary Shares and the B Shares to the Official List of the Financial Services Authority (the "**FSA**") and admission to trading on the LSE. These conditions are expected to be satisfied by May 15, 2006 (unless the Election Period (as defined below) is extended).

The materials initially sent to security holders on April 4, 2006 will be (i) a shareholder circular (the "**Shareholder Circular**") consisting of a description of the Capital Reorganization, the terms and conditions of the B Share Alternatives and the proposed resolutions to be approved by security holders in connection therewith; (ii) a proxy form or an ADR voting instruction card for the EGM; and (iii) an election form (the "**Election Form**"). ADR holders will also receive a supplemental memorandum (the "**U.S. Supplemental Memorandum**"), and all shareholders in the United States and all ADR holders will receive a Tender Offer Statement on Schedule TO (the "**Schedule TO**"), a description of U.S. tax implications and certain other relevant information, which collectively will contain such additional information as is required by Rule 13e-4. The U.S. Supplemental Memorandum will address matters of specific concern to holders of the Company's ADRs, and will contain a letter from the Chairman of the Company (substantially similar to a letter included in the Shareholder Circular) explaining the proposed Return of Cash, a timetable relating to the ADRs, specific instructions as to how holders of different types of ADRs may participate in the Return of Cash, a section containing frequently asked questions and a description of U.S. tax implications. At the same time, a prospectus (the "**Prospectus**") consisting of a description of the Company's business, certain historical financial information, an explanation of the risk factors affecting the business and a description of the rights and restrictions attached to the New Ordinary Shares, the B Shares and the Deferred Shares, will be made available to security holders. The U.S. Supplemental Memorandum will instruct security holders that they may obtain copies of the Prospectus on the SEC website. The Shareholder Circular, the Prospectus and the U.S. Supplemental Memorandum will be filed with the Commission as exhibits to the Schedule TO prior to or as soon as practicable on the date such materials are sent or made available to the Company's security holders.

The Election Form may be used by security holders to make elections under the B Share Alternatives, including the Initial Repurchase Offer, until May 19, 2006 for ordinary shareholders and until May 17, 2006 for registered holders of ADRs. To the extent that security holders elect the Initial Repurchase Offer, they will have their B Shares repurchased by UBS or Morgan Stanley on behalf of the Company on or around May 22, 2006. The period from April 4, 2006, being the date the materials are sent to security holders, until May 19, 2006, being the last date for receipt of Election Forms for holders of ordinary shares (pursuant to which security holders may elect to tender their B Shares under the Initial Repurchase Offer), is referred to herein as the "**Election Period.**" During this Election Period, which comprises 34 U.S. business days, any tenders made pursuant to the Initial Repurchase Offer are revocable and may be withdrawn. Payment for the purchase of the B Shares will be mailed to tendering U.S. security holders on June 5, 2006, approximately the tenth U.S. business day subsequent to the end of the Election Period and to tendering ADR holders on or around June 13, 2006, approximately the sixteenth U.S. business day subsequent to the end of the Election Period.

The material components of the proposed schedule for the Return of Cash, the terms of which are described in greater detail below, is as follows:

Expected Timetable of Key Events	**2006**
Record Date for Extraordinary General Meeting	March 28
Shareholder Circular, Election Form or Letter of Election and Transmittal mailed to security holders; U.S. resident security holders will also be sent the U.S. Supplemental Memorandum and Schedule TO; Prospectus made available to security holders	April 4
Election Period	April 4 until May 19
Latest date for receipt of ADR voting instruction cards	May 1
Extraordinary General Meeting	May 4
Record Date for the Capital Reorganization	May 12
New ADRs listed on the NYSE and begin trading on a "when-issued" basis	May 15
New Ordinary Shares and B Shares admitted to the Official List and admitted to trading on the LSE's market for listed securities; Dealings in the New Ordinary Shares and B Shares commence and enablement in CREST; New Ordinary Shares and B Shares entered into CREST	May 15
Latest time for receipt of Election Forms from registered ADR holders in relation to the B Share Alternatives and B Share record date and latest date to receive withdrawal notices from registered ADR holders	May 17

Expected Timetable of Key Events	2006
Latest time for receipt of Election Forms in relation to the B Share Alternatives and B Share record date and latest date to receive withdrawal notices	May 19
Single B Share Dividend declared and B Shares in respect of which the Single B Share Dividend is payable convert into Deferred Shares	May 22
UBS or Morgan Stanley on behalf of the Company to repurchase B Shares from security holders who have elected to accept the Initial Repurchase Offer	May 22
New ADRs begin trading on the NYSE on a "regular way" basis	May 22
Depositary makes New ADRs available to registered ADR holders	May 22
Dispatch of share sale advices and checks in respect of B Shares repurchased under the Initial Repurchase Offer and Single B Share Dividend as appropriate; Depositary receives funds in respect of the ADRs for the Single B Share Dividend and Initial Repurchase Offer	June 5
Share certificates representing New Ordinary Shares are sent to security holders	June 5
Tender Agent mails checks for Single B Share Dividend or Initial Repurchase Offer payments to shareholders	June 5
Depositary mails checks for Single B Share Dividend or Initial Repurchase Offer payments to ADR holders	after June 12

The foregoing schedule depends on a number of factors, including among other things, the timing of shareholder approval. Although the dates may change, any change should cause the entire proposed schedule to adjust accordingly, with intervals between each of the elements of the Return of Cash remaining substantially the same.

2.2 Terms of the B Share Alternatives and Share Capital Consolidation

Pursuant to the Capital Reorganization, the Company proposes to create B Shares and New Ordinary Shares and the Depositary will issue new ADRs (the "**New ADRs**") representing New Ordinary Shares to security holders of record on May 12, 2006 in order to replace their cancelled existing Securities. The Share Capital Consolidation will be effected as follows:

(i) following the close of business on May 12, 2006, the Company will reclassify one in every three Existing Ordinary Shares held by shareholders as a B Share. The creation of the B Shares will not result in an increase in the Company's issued share capital; and

(ii) each Existing Ordinary Share will be subdivided and consolidated so that security holders will receive such number of New Ordinary Shares as reflects the value of their holding of Existing Ordinary Shares owned prior to the consolidation adjusted for the Return of Cash (subject to adjustment for resulting fractional interests).

Following the Share Capital Consolidation, the Ordinary Shares (and ADRs) will represent the same proportionate interest in the equity of the Company as the Existing Ordinary Shares (and Existing ADRs), subject only to rounding for fractions, and will be equivalent in all material respects to the Existing Ordinary Shares, with the exception of the difference in par value. The Depositary will issue New ADRs, whether in book-entry or certificated form. Share certificates evidencing Existing Ordinary Shares will cease to evidence such shares, and certificates evidencing Existing ADRs will be exchanged for New ADRs. The ratio of ADRs to ordinary shares will remain the same following the Share Capital Consolidation. Application will be made to have the New ADRs listed on the NYSE with a new CUSIP, with dealings, subject to approvals, expected to commence on May 15, 2006 on a "when-issued" basis. Application will be made for the New Ordinary Shares to be admitted to the Official List of the FSA and admitted to trading on the LSE, with dealings expected to commence on May 15, 2006. The Company will mail, during the week of June 5, 2006, to each holder of Existing Ordinary Shares in registered form new share certificates evidencing the number of New Ordinary Shares held by such shareholder or will credit the CREST account of shareholders holding through CREST (the U.K.'s settlement system for uncertificated securities), as appropriate.

The B Shares will have limited voting rights, and will carry a net non-cumulative preferential dividend equal to a percentage of the 12-month LIBOR[5] on a notional value of approximately GBP 3.60 per B Share, payable by the Company annually in arrears in pounds sterling. The first dividend period will commence on or around May 22, 2006 (or such later date as the Board of Directors of the Company may determine), and the first dividend will be due and payable in arrears on or around May 22 in each year from 2007 to 2011 inclusive. The Company's Articles of Association will be amended to reflect the rights and restrictions attached to the New Ordinary Shares and the B Shares. Each B Share will be entitled to a repayment of approximately GBP 3.60 and an amount equal to accrued but unpaid dividends for the then current dividend payment period in priority to New Ordinary Shares upon a winding-up or liquidation, but will have no other rights of participation in the assets of the Company.

Subject to the grant of exemptive relief herein, UBS and Morgan Stanley, on behalf of the Company, will be able to purchase, without the need to obtain the sanction of an

[5] "**LIBOR**" will equal the rate at which leading banks in the London inter-bank market offer to take pounds sterling deposits as displayed on page ISDA on Reuters (formerly known as the Telerate Monitor) or such other page or service as may replace it for the purposes of displaying London inter-bank offered rates of leading banks for pounds sterling deposits.

extraordinary resolution of the holders of the B Shares (but subject to certain limitations), B Shares (i) in the market outside of the United States or (ii) by means of an issuer tender offer to all holders of B Shares or (iii) in privately negotiated transactions, in each case at a price and upon such other terms and conditions as the Board of Directors of the Company may deem necessary or appropriate.

For U.K. technical reasons, the B Shares will have been created before the end of the Election Period. Application will be made for the B Shares to be admitted to the Official List of the FSA and admitted to trading on the LSE, with dealings expected to commence on May 15, 2006 (the first business day after the record date for the Capital Reorganization). Although the B Shares will be listed on the LSE, it is not expected that an active trading market for such shares will develop. Unless subsequently required, the B Shares will not be registered under the Exchange Act.[6] The B Shares will not be listed on any securities exchange or quoted on an inter-dealer quotation system in the United States and no market for the B Shares is expected to develop in the United States. The B Shares will not be eligible for deposit under the Deposit Agreement.

Pursuant to the Initial Repurchase Offer, holders of the B Shares, during the Election Period, may elect to have some or all of their B Shares purchased for cash at approximately GBP 3.60 per B Share by duly completing and returning an Election Form at or prior to 11:30 a.m. (New York City time) on May 19, 2006. Pursuant to the terms of the Initial Repurchase Offer, security holders may cause to be withdrawn any such tender of B Shares at any time prior to 11:30 a.m. (New York City time) on May 19, 2006.

If the conditions to the Return of Cash have been satisfied, on May 22, 2006, UBS and Morgan Stanley, on behalf of the Company, will accept for purchase B Shares validly tendered at or prior to 11:30 a.m. (New York City time) on May 19, 2006. Payment for such B Shares will be sent to tendering U.S. security holders on June 5, 2006, approximately the tenth U.S. business day subsequent to the end of the Election Period and to tendering ADR holders on or around June 13, 2006, approximately the sixteenth U.S. business day subsequent to the end of the Election Period. All B Shares which are purchased will be cancelled and will not be reissued.

Security holders who do not properly complete an Election Form, or who do not return the Election Form by May 19, 2006 (or May 17, 2006 in the case of registered ADRs), will be deemed to have elected the Single B Share Dividend of approximately GBP 3.60 per B Share, in which case they will receive such dividend and their B Shares will convert into Deferred Shares. The Deferred Shares will have negligible value and carry extremely limited rights, including no voting rights nor any rights to the B Share continuing dividend. No share certificates will be delivered in respect of the Deferred Shares and the Company may at any time (and from time to time) acquire any or all Deferred Shares then in issue for no consideration. Deferred Shares will not be listed and transfers of Deferred Shares will not be permitted other than to the Company for no consideration or with the consent of the directors. Following completion of the Election Period, for those security holders who elect the Future Repurchase Offers in respect of some or

[6] It is currently anticipated that a limited number of security holders will elect the Future Repurchase Offers. Therefore, it will likely not be necessary to register the B Shares under the Exchange Act. Should the case become otherwise, the Company will address these concerns at that time.

all of their B Shares, it is currently expected that UBS and Morgan Stanley, on behalf of the Company, will make further offers to purchase those B Shares on subsequent dates to be determined, in which event further exemptive relief may be requested to the extent determined necessary at such time. As currently anticipated, under the terms and conditions of the B Shares, the Company has the right, but not the obligation, to repurchase any outstanding B Shares at any time after May 22, 2011.

Since the Share Capital Consolidation may give rise to fractional entitlements to New Ordinary Shares or New ADRs, such fractional entitlements will be aggregated and sold outside the United States by UBS and Morgan Stanley. The Depositary and security holders who would otherwise have been entitled to receive fractional entitlements to New Ordinary Shares or New ADRs, as applicable, will receive their pro rata share of the sale proceeds.

2.3 Application of Rule 13e-4(f)(1)(i) and Rule 14e-1(a) to the Initial Repurchase Offer

Essentially, Rule 13e-4(f)(1)(i) and Rule 14e-1(a) require that any issuer tender offer by a company that has a class of equity securities registered under Section 12 of the Exchange Act for any class of its equity securities must remain open for acceptances for a period of not less than 20 U.S. business days from the date the tender offer is first published or sent to the relevant security holders ("**Commencement**").[7] Subject to the confirmation requested herein, in the interest of treating all security holders equally, ScottishPower intends to extend the benefit of the B Share Alternatives, including the Initial Repurchase Offer, to security holders in the United States by enabling such holders to make an election with respect to the B Share Alternatives, including the Initial Repurchase Offer, during the period commencing on April 4, 2006 (the anticipated mailing date for the Shareholder Circular, the U.S. Supplemental Memorandum, the Election Forms and the Schedule TO) and ending on May 19, 2006 (the anticipated end of the Election Period), which is a period of 34 U.S. business days. As noted earlier, the Shareholder Circular, the Prospectus and the U.S. Supplemental Memorandum will together provide security holders with the information required to be included therein by U.K. law, the Listing Rules (as defined below), the LSE and the applicable U.S. tender offer rules.

On a number of occasions in the past, the Staff has granted no-action relief in connection with transactions substantially similar to the Initial Repurchase Offer.[8] In each of the circumstances noted herein, the tender offer period remained open for at least 20 U.S. business days after Commencement and the respective offerors were offering to purchase the "B shares" tendered as of a specified date at least 20 U.S. business days after Commencement and the purchases of securities in those transactions were only (i) a few business days after the applicable record date and (ii) the same day as or one day after the "B Shares" were listed on the LSE. In

[7] Rule 13e-4(f)(1)(i) provides, in relevant part, that an "issuer tender offer, unless withdrawn, shall remain open until the expiration of ... twenty business days from its commencement ...." Rule 14e-1(a) provides, in relevant part, that no person who makes a tender offer shall hold "such tender offer open for less than twenty business days from the date such tender offer is first published or sent to security holders."

[8] *See, e.g.*, National Grid Transco plc (June 6, 2005); Elementis plc (October 5, 2000); Elementis plc, (March 20, 2000); Anglian Water Plc, (August 21, 1998); Williams PLC (June 25, 1998); Thames Water Plc, (June 18, 1998); BTR plc, (April 9, 1998); Bass plc, (January 8, 1998); Diageo plc, (December 19, 1997); Thorn PLC, (June 18, 1997); and EMI Group plc, (July 17, 1997).

each of the prior no-action letters, the Staff has determined that it would not recommend enforcement action under the applicable rule requiring that a tender offer remain open for 20 U.S. business days (i.e., Rule 14e-1(a) or Rule 13e-4(f)(1)(i) under the Exchange Act, as applicable). In addition, most recently, the Staff has granted no-action relief to National Grid Transco plc ("**National Grid**"), Anglian Water Plc ("**Anglian**") and Elementis plc ("**Elementis**") in circumstances, such as is the case under the Initial Repurchase Offer, where the offer consisted of one continuous Election Period.

The Initial Repurchase Offer will consist initially of only one continuous purchase period and is similar in effect to the no-action requests by National Grid, Anglian and Elementis, which had one repurchase or redemption period. As discussed by National Grid, Anglian and Elementis in their respective no-action requests, the absence of a second repurchase or redemption period should not be significant. While there may be new security holders that may become holders immediately before the record date for the Capital Reorganization and, hence, have a shorter time period to consider the Initial Repurchase Offer, the Company believes that investors would not be harmed. Those who acquire Securities near the end of the Election Period should not be prejudiced given that the London market has become familiar with repurchase and redemption schemes similar to the one discussed herein, including those having only one repurchase or redemption period. Additionally, were the election period to be extended farther beyond the B Share record date, there would be a longer period of time that security holders would be required to wait to receive payment with respect to their B Shares. This may unfairly impact security holders who own shares of the Company as of the beginning of the election period. Ultimately, the Company's overriding concern is to treat all security holders equally and include U.S. security holders in the transactions contemplated.

The U.K. and U.S. markets will be put on notice concerning the record date by way of the mailing of the Shareholder Circular and the U.S. Supplemental Memorandum and by a general press release in the United Kingdom and the United States concerning the Return of Cash, including the Initial Repurchase Offer. In accordance with customary practice in the United Kingdom, the Company has requested that new security holders have the Shareholder Circular, the U.S. Supplemental Memorandum, the Election Forms and any other relevant accompanying materials forwarded to them promptly to the extent that they have purchased Securities after the mailing date. The receiving and information agent in the United Kingdom, the tender agent in the United States and the information agent in the United States will otherwise be informing security holders in the United Kingdom and the United States of the Initial Repurchase Offer.

On the basis of the structure of the Initial Repurchase Offer and previous guidance of the Staff, we believe that the Initial Repurchase Offer satisfies the requirement under the Exchange Act to keep a tender offer open for acceptances for a period of at least 20 business days from the date of Commencement.

2.4 Purchases Outside the Initial Repurchase Offer and Rule 14e-5

2.4.1 <u>Applicability of Rule 14e-5</u>

Subject to certain exceptions, Rule 14e-5 prohibits a covered person from directly or indirectly purchasing or arranging to purchase any securities to be acquired in a tender offer for equity securities or any securities immediately convertible into, exchangeable for or exercisable for such securities, except as part of the tender offer. This prohibition applies from the time the offer is publicly announced until it expires. Rule 14e-5 defines a covered person as (i) the offeror and its affiliates, (ii) the offeror's dealer-managers and any of their respective affiliates, (iii) any advisers to the parties described in (i) and (ii) above whose compensation is dependent on the completion of the offer and (iv) any person acting in concert either directly or indirectly with any of the foregoing in connection with any purchase or arrangement to purchase any subject securities or any related securities.

Please note that, in our view, there are serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act, namely that there be a purchase of a security "by use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange," would be satisfied if any of the Company, UBS, Morgan Stanley or the other Prospective Purchasers made purchases of, or arrangements to purchase, B Shares outside the United States. We nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5, on the conditions set forth below. We have been requested by the Company, UBS and Morgan Stanley to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of B Shares outside the United States in the absence of such exemptive relief.

2.4.2 <u>Purchases by Prospective Purchasers Outside the Initial Repurchase Offer</u>

Purchases of B Shares by the Company, UBS, Morgan Stanley or other covered persons acting for the account or benefit of the Company outside the Initial Repurchase Offer would not fall within any of the excepted activities specifically outlined in Rule 14e-5. Accordingly, in the absence of exemptive relief, such purchases would be prohibited after the public announcement of the Initial Repurchase Offer.

Under relevant law, including the FSA Listing Rules (the "**Listing Rules**") and the U.K. City Code on Takeovers and Mergers (the "**City Code**"), ScottishPower and its advisers and brokers (including UBS and Morgan Stanley) are permitted to purchase B Shares in the open market or otherwise prior to and during the conduct of, but outside, the Initial Repurchase Offer, subject to certain limitations, including those relating to price.

The Listing Rules, to which this transaction is subject, provide protections similar to those provided by Rule 14e-5, making exemptive relief appropriate in the circumstances of the Initial Repurchase Offer, by requiring that the Initial Repurchase Offer price be increased to the level of any higher purchase price outside the Initial Repurchase Offer. In addition, under the Listing Rules and the City Code (if it applied to the Initial Repurchase Offer), any purchases outside the Initial Repurchase Offer by any party to the transaction (including the offeror and any adviser, broker or other financial institution acting as its agent) would be required to be disclosed on a next-day basis to a "Regulatory Information Service," as set out in Schedule 12 of the Listing Rules and Rule 8.1 of the City Code, respectively. Disclosures of these purchases attract significant publicity by their very nature and they are disseminated on dealers' trading screens throughout the London market. In addition, the Company, UBS and Morgan Stanley believe that in light of the nature of the B Share Alternatives, which is effectively a way to return cash to security holders in a tax efficient way, it is unlikely that there will be significant purchases outside of the Initial Repurchase Offer, and that even if such purchases do occur, as a commercial matter, they are not likely to be on the basis of a price other than approximately GBP 3.60 per B Share.

2.4.3 Ordinary Course Market Making Activities by UBS and Morgan Stanley

UBS and Morgan Stanley are regulated in the United Kingdom by the FSA. UBS and Morgan Stanley are also acting as financial advisors and corporate brokers to the Company in connection with the Return of Cash. Accordingly, UBS and Morgan Stanley would make the purchase offer to holders of B Shares in connection with the Initial Repurchase Offer option under the B Share Alternatives. However, the market-making activities described herein relate to UBS and Morgan Stanley's ordinary course market-making services with respect to the B Shares. The Initial Repurchase Offer is not technically subject to the City Code issued by the U.K. Panel on Takeovers and Mergers (the "**Panel**") because the Initial Repurchase Offer is an issuer tender offer that will not result in a change of control. UBS and Morgan Stanley would each be considered a "connected exempt principal trader" for purposes of the City Code if the City Code were applicable to the Initial Repurchase Offer. A "connected exempt principal trader" is defined under the provisions of the City Code as a principal trader who is recognized by the Panel as a "connected exempt principal trader" for the purposes of the City Code. A principal trader that is controlled by, controls or is under the same control as, among other things, the financial or other professional advisers (including stockbrokers) to an offeror or offeree company in a third-party tender offer is defined as a "connected principal trader."

Connected exempt principal traders are subject to "Chinese/Ethical Wall" requirements and procedures to ensure that their activities as market makers are not affected by the knowledge and tactical activities of those affiliates conducting investment banking business.[9] We have been informed by UBS and Morgan Stanley that they comply with such provisions to preserve their status as connected exempt principal traders should their investment banking divisions be advising a party to, or participating in, any third-party tender offer. UBS and Morgan Stanley will comply, during the Initial Repurchase Offer, with the "Chinese/Ethical Wall" requirements and procedures applicable in the context of third-party tender offers, notwithstanding the fact that this transaction is not specifically subject to the City Code. In addition, we are advised that, to prevent the flow of confidential information between the trading and advisory arms of UBS and Morgan Stanley so as to permit unrestricted dealings in securities of clients of the advisory arms, UBS and Morgan Stanley maintain and enforce written policies and procedures providing for "Chinese/Ethical Wall" arrangements designed to prevent the flow of information to or from their advisory arms or their affiliates and to avoid the overlap of employees that might result in a violation of the United States federal securities laws and regulations. UBS and Morgan Stanley also maintain and enforce written policies and procedures to ensure that their trading arms have no officers (or persons performing similar functions) or employees (other than clerical, ministerial, or support personnel) in common with their dealer-manager affiliates that would be involved in directing, effecting or recommending transactions in the B Shares.

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9 A connected exempt principal trader "must not carry out any dealings with the purpose of assisting the offeror or the offeree company, as the case may be." Rule 38.1 of the City Code.

Rule 14e-5(b) provides certain exceptions to the general rule prohibiting a covered person from purchasing or arranging to purchase the subject security outside the terms of an offer. Rule 14e-5(b)(9) exempts purchases or arrangements to purchase from the general rule if: (i) the issuer of the subject security is a foreign private issuer; (ii) the tender offer is subject to the City Code; (iii) the purchase or arrangement to purchase is effected by a connected exempt principal trader, as that term is used in the City Code; (iv) the connected exempt principal trader complies with the applicable provisions of the City Code; and (v) the tender offer documents disclose the identity of the connected exempt principal trader, and disclose or describe how U.S. security holders can obtain information regarding principal purchases by such principal traders to the extent that this information is required to be made public in the United Kingdom.

As explained above, even though UBS and Morgan Stanley have in place "Chinese/Ethical Wall" procedures applicable to a connected exempt principal trader which will apply during the Initial Repurchase Offer, UBS and Morgan Stanley will not be connected exempt principal traders for purposes of this particular transaction because the Initial Repurchase Offer is not subject to the City Code. Therefore, an issue arises as to whether Rule 14e-5 restricts the continued conduct of market-making activities in the B Shares by UBS and Morgan Stanley during the Initial Repurchase Offer.

It is our view that an exemption from the application of Rule 14e-5 with respect to market-making activities of UBS and Morgan Stanley is appropriate under the circumstances described herein and is consistent with express policy statements of the Commission in connection with the adoption of Rule 14e-5 in January 2000 as well as relief granted in numerous no-action letters for ordinary course market-making transactions outside the applicable tender offer by brokers that complied with the City Code, including in connection with transactions (like the Initial Repurchase Offer) which were not directly subject to the City Code.

Rule 14e-5 is designed to protect the investors by "preventing an offeror from extending greater or different consideration to some security holders by offering to purchase their shares outside the offer, while other security holders are limited to the offer's terms."[10] The Commission has recognized that a strict application of Rule 14e-5 could disadvantage U.S. security holders in some situations. In this context, the Commission has noted that "flexible application of Rule 14e-5 is necessary and appropriate to encourage offerors for the securities of foreign private issuers to extend their offers to U.S. security holders."[11]

In the context of this transaction, the Initial Repurchase Offer directly satisfies the requirements under Rule 14e-5(b)(9) that are unrelated to the City Code: (i) the Company is a "foreign private issuer" as defined in Rule 3b-4(c) of the Exchange Act; and (ii) each of the Shareholder Circular, the Prospectus and the U.S. Supplemental Memorandum will provide the disclosure specified in Rule 14e-5(b)(9)(v), including UBS and Morgan Stanley's roles as principal traders. Moreover, since UBS and Morgan Stanley will conduct themselves as if they were connected exempt principal traders during the Initial Repurchase Offer and comply with the "Chinese/Ethical Wall" requirements of the City Code and the FSA rules, the interests of

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[10] Cross-Border Tender and Exchange Offers, Business Combinations and Rights Offerings, Release No. 34-42054, International Series Release No. 1208 (October 26, 1999), Section II.C.1.

[11] *Id.*

security holders, which Rule 14e-5 seeks to safeguard, should not be prejudiced by UBS and Morgan Stanley acting as market makers in B Shares during the Initial Repurchase Offer. The market-making services provided by UBS and Morgan Stanley will be effected in the ordinary course of business and will voluntarily comply with U.K. rules that limit the potential that such market-making transactions will promote the Initial Repurchase Offer, including the "Chinese/Ethical Wall" requirements under the City Code and the FSA rules. In addition, each of the Shareholder Circular, the Prospectus and the U.S. Supplemental Memorandum will disclose UBS and Morgan Stanley's roles as market makers. Therefore, security holders will be fully aware that such market-making transactions may take place before they tender their B Shares in the Initial Repurchase Offer.[12]

Rule 14e-5, and its predecessor Rule 10b-13, were designed to accomplish the goal of safeguarding "the interests of persons who have tendered their securities in response to a cash tender offer or exchange offer" by prohibiting a person who makes a cash tender offer or exchange offer from purchasing equity securities of the same class during the tender offer period other than pursuant to the offer itself.[13] In particular, we note that the relief requested hereby is materially the same as in the exemptive relief request letters sent on behalf of other institutions to which the Commission issued no-action letters granting exemptive relief from Rule 14e-5.[14]

Historically the Staff also granted exemptive relief from Rule 10b-13 that permitted market-making activities in connection with return of capital and capital reorganization transactions of U.K. public limited companies that, like the Initial Repurchase Offer, were not otherwise subject to the City Code.[15] In granting exemptive relief from Rule 10b-13, the Commission relied in part on the fact that during the transaction, the market maker would comply with the "Chinese/Ethical Wall" requirements of the City Code, notwithstanding the fact that the City Code did not apply to the transaction at hand.[16]

In addition, since the adoption of Rule 14e-5, the Commission has granted exemptive relief from Rule 14e-5 for transactions like these in a letter to the Panel (the "**Panel Letter**").[17]

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[12] The relief requested is materially consistent with the relief granted in a number of prior letters. In National Grid Transco plc (June 6, 2005), UBS AG, London Branch and J.P. Morgan Securities Limited (February 21, 2003), UBS AG and UBS Warburg (February 22, 2002), J.P. Morgan Securities Limited (February 27, 2002), UBS AG and UBS Warburg (August 3, 2000), UBS AG and UBS Warburg (November 22, 2000) and Allied Zurich PLC (September 13, 2000), the Staff granted exemptive relief from Rule 14e-5 to permit the financial advisors to the offeror in an issuer tender offer, to engage in market-making activities during a purchase of ordinary shares. Similarly, in Tomkins PLC (March 12, 1999), the Staff granted similar exemptive relief from Rule 10b-13, the predecessor to Rule 14e-5.

[13] Notice of Revision of Proposed Rule 10b-13 Under the Securities Exchange Act of 1934, Securities Exchange Act Release No. 34-8595, [1969-1970 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 77,706, 83,616 (May 5, 1969).

[14] *See infra* Note 9.

[15] *See, e.g.*, General Electric (July 31, 1998); BTR plc (April 9, 1998); Bass plc (January 8, 1998); EMI Group plc (July 17, 1997); and Thorn PLC (June 18, 1997).

[16] *Id.*

[17] Letter dated February 14, 2000, addressed to T. Peter Lee of the U.K. Panel on Takeovers and Mergers. The Panel Letter extended the blanket exemption from Rule 10b-13, issued by the Commission in a letter dated July 22, 1998 to the Panel, to Rule 14e-5.

The underlying principle behind granting a blanket exemption for these transactions appears to be that strict application of Rule 14e-5 is not justified in the context of a transaction where market makers who are generally subject to regulation under the City Code "voluntarily comply" with the requirements of the City Code applicable to connected exempt principal traders. Consistent with the Commission's express intentions in adopting Rule 14e-5(b)(9) and the Staff's position in the letters requesting exemptive relief referenced above and the Panel Letter, this principle should apply with equal force to this transaction where UBS and Morgan Stanley, as market makers in the B Shares, will voluntarily undertake to comply with the requirements of the City Code during the Initial Repurchase Offer. This is a transaction in which the flexible application of Rule 14e-5 is necessary and appropriate in order to encourage a foreign private issuer, such as the Company, interested in conducting an issuer tender offer to extend the offer to security holders in the United States.

3 Relief Requested

3.1 Request for No-Action Relief with respect to Rule 13e-4(f)(1)(i) and Rule 14e-1(a)

Based on the foregoing, we respectfully request that the Staff of the Division of Corporation Finance confirm that, for the purposes of Rule 13e-4(f)(1)(i) and Rule 14e-1(a) under the Exchange Act, the Initial Repurchase Offer will be deemed to be open for not less than 20 U.S. business days between the date that the Shareholder Circular, the U.S. Supplemental Memorandum, the Election Forms and the Schedule TO are mailed to security holders and the end of the Election Period or, in the alternative, that the Staff will not recommend any enforcement action to the Commission under Rule 13e-4(f)(1)(i) or Rule 14e-1(a) if the Initial Repurchase Offer is implemented in the manner described above.

3.2 Exemption for Market Making Activities

Based on the foregoing, we respectfully request that the Staff of the Division of Market Regulation grant exemptive relief to the Company, UBS, Morgan Stanley and the other Prospective Purchasers from the provisions of Rule 14e-5 to the limited extent necessary to (i) permit the Prospective Purchasers to make purchases of B Shares outside the Initial Repurchase Offer that would otherwise be prohibited by Rule 14e-5, subject to the conditions (a) through (h) and (l) below;[18] and (ii) permit UBS and Morgan Stanley to engage in market-making activities in the B Shares on the LSE during the Initial Repurchase Offer, subject to conditions (a) through (l) below:

(a) no purchases or arrangements to purchase B Shares, except as part of the Initial Repurchase Offer, will be made in the United States;

[18] The relief requested is materially consistent with relief granted by the Commission to permit purchases by offerors and persons acting on behalf of offerors. We believe the exemptive relief requested herein under Rule 14e-5 is consistent with that granted by the Commission in other tender offers not governed by the City Code, including SABMiller PLC (May 10, 2004), Anheuser-Busch Companies, Inc. (May 7, 2004), GmbH for P & I Personal & Informatik Aktiengesellscaft (June 24, 2004), Kingfisher Plc Offer for Castorama Dubois Investissements SCA (June 4, 2002) and Vodafone Group Plc (March 3, 2003).

(b) each of the Shareholder Circular, the Prospectus and the U.S. Supplemental Memorandum will disclose the possibility that the Prospective Purchasers may make purchases outside of the Initial Repurchase Offer and that UBS and Morgan Stanley will be market makers for the B Shares during the Initial Repurchase Offer;

(c) the Prospective Purchasers, UBS and Morgan Stanley shall disclose in the United States information regarding such purchases to the extent such information is required to be made public in the United Kingdom pursuant to applicable law and regulations;

(d) upon request of the Division of Market Regulation, the Prospective Purchasers, UBS and Morgan Stanley will provide to it a daily time-sequenced schedule of all purchases of B Shares made during the Initial Repurchase Offer, including (i) a description of the size, broker (if any), time of execution, and price of purchase; and (ii) if not executed on the LSE, the exchange, quotation system or other facility through which the purchase occurred;

(e) upon request of the Division of Market Regulation, the Prospective Purchasers, UBS and Morgan Stanley will transmit the information specified in paragraph (d) to it at its offices in Washington, D.C. within 30 days of its request;

(f) the Prospective Purchasers, UBS and Morgan Stanley shall retain all documents and other information regarding purchases of B Shares made pursuant to this exemption for a period of not less than two years from the date of the termination of the Initial Repurchase Offer;

(g) representatives of the Prospective Purchasers, UBS and Morgan Stanley will be made available (in person at the offices of the Division of Market Regulation or by telephone) to respond to inquiries of the Division of Market Regulation relating to their records;

(h) except as otherwise specifically provided in this letter, the Prospective Purchasers, UBS and Morgan Stanley will comply with Rule 14e-5;

(i) in connection with all purchases of B Shares by UBS and Morgan Stanley outside the Initial Repurchase Offer, UBS and Morgan Stanley will comply with the "Chinese/Ethical Wall" requirements of the City Code and the FSA rules that would be applicable to a connected exempt principal trader in connection with an offer for the shares of a company incorporated in Scotland that would result in a change of control;

(j) all purchases of B Shares by UBS and Morgan Stanley outside the Initial Repurchase Offer will be effected in the ordinary course of business and in compliance with any U.K. laws and rules applicable to such purchases, and will not be undertaken for the purposes of promoting or otherwise facilitating the Initial Repurchase Offer or for the purpose of creating actual or apparent active trading in, maintaining, raising or affecting the price of the B Shares;

(k) each of the Shareholder Circular, the Prospectus and the U.S. Supplemental Memorandum will disclose prominently that during the Initial Repurchase Offer, all market-making transactions effected by UBS and Morgan Stanley will be made pursuant to an exemption from Rule 14e-5; and

(l) the Prospective Purchasers shall comply with any applicable rules in the United Kingdom, including the rules and regulations of the FSA (including the Listing Rules), the LSE and the City Code.

Conclusion

For the foregoing reasons, we respectfully request, in reliance on our opinions set forth above, that (i) the Staff of the Division of Corporation Finance either grant the relief requested under Rule 13e-4(f)(1)(i) and Rule 14e-1(a) or confirm that it will not recommend any enforcement action to the Commission pursuant to Rule 13e-4(f)(1)(i) or Rule 14e-1(a) with respect to the transactions contemplated herein and (ii) the Staff of the Division of Market Regulation either grant the relief requested under Rule 14e-5 or confirm that it will not recommend any enforcement action to the Commission pursuant to Rule 14e-5 with respect to the transactions contemplated herein.

If you wish to receive further information or to discuss any of the above matters further, please do not hesitate to call the undersigned at (212) 530-5515 or M. Douglas Dunn at (212) 530-5062. For your convenience, we may be contacted via e-mail at jball@milbank.com or mdunn@milbank.com.

Very truly yours,

James Ball / NR

James H. Ball, Jr.

cc: Sheelagh Duffield, Group Solicitor, Scottish Power plc
Simon Marchant, Freshfields Bruckhaus Deringer
M. Douglas Dunn, Milbank Tweed Hadley & McCloy LLP